
November 7, 2022

Michel A. Khalaf
President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166

      Re: MetLife, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 29, 2022
          File No. 001-15787

Dear Michel A. Khalaf:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program